LAW OFFICE OF
Gregory Bartko, Esq.
ATTORNEY AT LAW
VIA FACSIMILE, FIRST CLASS
AND EDGAR TRANSMISSION

March 2, 2006

U.S. Securities and Exchange Commission
Attention: Claire Erlanger--Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re: Jupiter Global Holdings Corp.
Form 10-KSB--December 31, 2004
Forms 10-QSB March 31, 2005 and
June 30, 2005--SEC File No.: 000-27233
Dear Ms. Erlinger:

Our firm continues to serve as securities counsel for Jupiter Global Holdings Corp. (“Jupiter” or “Company”), and we have been requested to compile the following information in response to the Commission’s supplemental comment letter dated January 30, 2006. On a paragraph basis, corresponding with your comment letter, the following supplemental information is provided to you on behalf of Jupiter.

Form 10-KSB for the year ended December 31, 2004

1.  In reference to the reply to your previous comment 1, in the original terms for debt conversion, terms for the debt converted in June 2004 called for a conversion price of $0.02 per Common share after June 2006. As part of the request for conversion, and subsequently approval by the board of directors, the terms for the conversion were changed to preferred shares at $0.0017 per Preferred B shares. Also in relation to the revised conversion rights, conversion was able to occur at anytime at the election of the debtholder.

In addition, the Company confirms that in future filings, when there are conversions of debt for stock, whether Common or Preferred, the Company will make a disclosure in the financial notes to its financial statements regarding how shares are valued and/or related consideration for all instances of such conversions.

2. In reference to the reply to your previous comment 2, and subsequent to the Form 8-K/A filed on September 16, 2005, a Form 8-K/A (and further corrected Form 8-K/A filed) on February 17, 2006 (and February 21, 2006), the Company filed a disclosure regarding the result of the Acquisition Agreement between Jupiter and Promostaffing, Inc. having been terminated as of February 13, 2006 as agreed between the parties in a Termination Agreement. Pursuant to this agreement, both parties have agreed to void all the transactions contemplated therein. The Termination Agreement has been fully performed by the parties thereto.

With this disclosure, the Company will discuss with its auditors and legal advisors regarding any additional disclosures on current and future financial statements, and will amend or supplement the Company’s public filings as needed, to comply by the SEC Regulations.

Form 8-K filed April 22, 2005

3. In reference to the reply to your previous comment 5, on February 17, 2006 (and February 21, 2006) the Company filed a Form 8-K/A (and further amended Form 8-K/A) to report the termination of the Promostaffing, Inc. transaction. Please refer to this February 21, 2006 Form 8-K/A for additional information.

Report of Form 8-K/A dated September 22, 2005

4. In reference to the Commission’s prior comments 6 and 7, the Company acknowledges these comments and is continuing to work with its independent auditor on the preparation and filing of the required proforma financial statements for the acquisition.

Forms 8-K/A filed November 2, 2005 and November 3, 2005

5. The Company acknowledges these comments and is currently diligently working on bringing its periodic filings current.

6. The Company acknowledges these comments and is currently diligently working on bringing its periodic filings current.

On behalf of the Company, we believe the responses contained above address each of the comments contained in your letter of January 30, 2006. Please feel free to contact the undersigned if you have any follow-up questions.

Sincerely,

By:	/s/ Gregory Bartko, Esq.
Gregory Bartko, Esq.

Cc: Ray Hawkins, CEO
Edwin Kwong, COO